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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

RIVIANA FOODS INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

769536103

(Cusip Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 769536103			Page 1 of 11 Pages

1.	Name of Reporting Person: Abbeville Family Partnership, L.P.		I.R.S. Identification Nos. of above persons (entities only): 72-1265430

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Louisiana

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 4,917,375

		6.	Shared Voting Power: None

		7.	Sole Dispositive Power: 4,917,375

		8.	Shared Dispositive Power: None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,917,375 (See Item 4.)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 33.9%

12.	Type of Reporting Person: PN

13G
CUSIP No. 769536103			Page 2 of 11 Pages

1.	Name of Reporting Person: Charles R. Godchaux		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 475,133

		6.	Shared Voting Power: 4,917,375

		7.	Sole Dispositive Power: 475,133

		8.	Shared Dispositive Power: 4,917,375

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,396,408 (See Item 4.)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 37.2%

12.	Type of Reporting Person: IN

13G
CUSIP No. 769536103			Page 3 of 11 Pages

1.	Name of Reporting Person: Theresa G. Payne		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 23,940

		6.	Shared Voting Power: 4,917,375

		7.	Sole Dispositive Power: 23,940

		8.	Shared Dispositive Power: 4,917,375

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,941,315 (See Item 4.)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 34.1%

12.	Type of Reporting Person: IN

13G
CUSIP No. 769536103			Page 4 of 11 Pages

1.	Name of Reporting Person: Leslie K. Godchaux		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 25,200

		6.	Shared Voting Power: 4,941,375

		7.	Sole Dispositive Power: 25,200

		8.	Shared Dispositive Power: 4,941,375

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,966,575 (See Item 4.)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 34.3%

12.	Type of Reporting Person: IN

13G
CUSIP No. 769536103			Page 5 of 11 Pages

1.	Name of Reporting Person: Frank K. Godchaux		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 22,000

		6.	Shared Voting Power: 4,917,375

		7.	Sole Dispositive Power: 22,000

		8.	Shared Dispositive Power: 4,917,375

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,939,375 (See Item 4.)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 34.1%

12.	Type of Reporting Person: IN

CUSIP No. 769536103	13G	Page 6 of 11 Pages

Item 1(a)	Name of Issuer:
Riviana Foods Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
2777 Allen Parkway
Houston, Texas 77019

Item 2(a)	Name of Person Filing:
Abbeville Family Partnership, L.P.
Charles R. Godchaux
Theresa G. Payne
Leslie K. Godchaux
Frank K. Godchaux

Item 2(b)	Address of Principal Business Office or, if None, Residence:

Abbeville Family Partnership, L.P.
P. O. Box 269
Abbeville, Louisiana 70511

Charles R. Godchaux
P. O. Box 278
Abbeville, Louisiana 70511

Theresa G. Payne
4345 Chickering Lane
Nashville, Tennessee 37215

Leslie K. Godchaux
P. O. Box 278
Abbeville, Louisiana 70511

Frank K. Godchaux
P. O. Box 278
Abbeville, Louisiana 70511

Item 2(c)	Citizenship:

Abbeville Family Partnership, L.P. is a Louisiana partnership in commendam (limited partnership). Charles R. Godchaux, Theresa G. Payne, Leslie K. Godchaux and Frank K. Godchaux are citizens of the United States.

CUSIP No. 769536103	13G	Page 7 of 11 Pages

Item 2(d).	Title of Class of Securities:
Common Stock, par value $1.00 per share

Item 2(e).	CUSIP Number:
769536103

Item 3.	If this statement if filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership

1. Abbeville Family Partnership, L.P.

(a) Amount beneficially owned:
4,917,375 shares

(b) Percent of class:
33.9%

(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:
4,917,375 shares
(ii) Shared power to vote or to direct the vote:
None
(iii) Sole power to dispose or to direct the disposition of:
4,917,375 shares
(iv) Shared power to dispose or to direct the disposition of:
None

CUSIP No. 769536103	13G	Page 8 of 11 Pages

2.	Charles R. Godchaux

(a)	Amount beneficially owned:
5,396,408 shares

(b)	Percent of class:
37.2%

(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:
475,133 shares
(ii) Shared power to vote or to direct the vote:
4,917,375 shares (See Item 6.)
(iii) Sole power to dispose or to direct the disposition of:
475,133 shares
(iv) Shared power to dispose or to direct the disposition of:
4,917,375 shares (See Item 6.)

The amount of shares shown as beneficially owned in Item 4(a) above also includes 3,900 shares owned of record by Mr. Godchaux’s wife who exercises sole voting and investment authority with respect thereto, and as to which Mr. Godchaux disclaims beneficial ownership.

3.	Theresa G. Payne

(a)	Amount beneficially owned:
4,941,315 shares

(b)	Percent of class:
34.1%

(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:
23,940 shares
(ii) Shared power to vote or to direct the vote:
4,917,375 shares (See Item 6.)
(iii) Sole power to dispose or to direct the disposition of:
23,940 shares
(iv) Shared power to dispose or to direct the disposition of:
4,917,375 shares (See Item 6.)

CUSIP No. 769536103	13G	Page 9 of 11 Pages

	4.	Leslie K. Godchaux

	(a)	Amount beneficially owned:
4,966,575 shares

	(b)	Percent of class:
34.3%

	(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:
25,200 shares
(ii) Shared power to vote or to direct the vote:
4,941,375 shares (See Item 6.)
(iii) Sole power to dispose or to direct the disposition of:
25,200 shares
(iv) Shared power to dispose or to direct the disposition of:
4,941,375 shares (See Item 6.)

	5.	Frank K. Godchaux

	(a)	Amount beneficially owned:
4,939,375 shares

	(b)	Percent of class:
34.1%

	(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:
22,000 shares
(ii) Shared power to vote or to direct the vote:
4,917,375 shares (See Item 6.)
(iii) Sole power to dispose or to direct the disposition of:
22,000 shares
(iv) Shared power to dispose or to direct the disposition of:
4,917,375 shares (See Item 6.)

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

CUSIP No. 769536103	13G	Page 10 of 11 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

A. Charles R. Godchaux

The 4,917,375 shares identified in Items 4(c)(ii) and (iv) above are owned of record by the Abbeville Family Partnership, L.P. (the “Limited Partnership”), with respect to which Mr. Godchaux, in his capacity as President of a corporate general partner of the Limited Partnership, shares voting and investment authority with two other general partners. The Limited Partnership has the right to receive the dividends from, and the proceeds from the sale of, said shares.

B. Theresa G. Payne

The 4,917,375 shares identified in Items 4(c)(ii) and (iv) above are owned of record by the Abbeville Family Partnership, L.P. (the “Limited Partnership”), with respect to which Ms. Payne, in her capacity as Chairman of the Board of a corporate general partner of the Limited Partnership, shares voting and investment authority with two other general partners. The Limited Partnership has the right to receive the dividends from, and the proceeds from the sale of, said shares.

C. Leslie K. Godchaux

Of the 4,941,375 shares identified in Items 4(c)(ii) and (iv) above (a) 4,917,375 shares are owned of record by Abbeville Family Partnership, L.P. (the “Limited Partnership”), with respect to which Ms. Godchaux, in her capacity as a general partner of the Limited Partnership, shares voting and investment authority with two other general partners. The Limited Partnership has the right to receive the dividends from, and the proceeds from the sale of, said shares and (b) 24,000 shares are held in various trusts to which Ms. Godchaux shares voting and investment authority as a co-trustee.

D. Frank K. Godchaux

The 4,917,375 shares identified in Items 4(c)(ii) and (iv) above are owned of record by Abbeville Family Partnership, L.P. (the “Limited Partnership”), with respect to which Mr. Godchaux, in his capacity as President of a corporate general partner of the Limited Partnership, shares voting and investment authority with two other general partners. The Limited Partnership has the right to receive the dividends from, and the proceeds from the sale of, said shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not Applicable

CUSIP No. 769536103	13G	Page 11 of 11 Pages

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of these securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2004

ABBEVILLE FAMILY PARTNERSHIP, L.P.

By:	FGCG Inc., General Partner

*CHARLES R. GODCHAUX, Chairman of the Board and President

By:	TD Inc., General Partner

*THERESA G. PAYNE, Chairman of the Board
*FRANK K. GODCHAUX, President

*LESLIE K. GODCHAUX, General Partner

*By	/s/ ELIZABETH B. WOODARD
ELIZABETH B. WOODARD
Under Special Power of Attorney Dated February 10, 2004 Attached as Exhibit A

INDEX TO EXHIBITS

Exhibit
Number	Description

Exhibit A	Special Power of Attorney